Exhibit 97.1
    INFORMATICA INC.
EXECUTIVE OFFICER
COMPENSATION RECOVERY (“CLAWBACK”) POLICY
As adopted November 17, 2023
Informatica Inc. (the “Company”) is committed to strong corporate governance. As part of this commitment, the Compensation Committee (the “Compensation Committee”) of Company’s Board of Directors (the “Board”), hereby adopts the Executive Officer Compensation Recovery (“Clawback”) Policy. This Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable law by providing for the recovery of certain compensation received by Covered Executives in the event of an Accounting Restatement. The application of the Policy to Executive Officers is not discretionary and applies without regard to whether a Covered Executive was at fault, except to the limited extent provided below.
The Policy is intended to comply with, and will be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Exchange Act Rule 10D-1 and with the listing standards of the national securities exchange (the “Exchange”) on which the securities of the Company are listed, including any official interpretive guidance.
Persons Covered by the Policy
This Policy is binding and enforceable against all Covered Executives. A Covered Executive is each individual who is or was ever designated as an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f) (a “Section 16 Officer”). The Committee may (but is not obligated to) request or require a Covered Executive to sign and return to the Company an acknowledgement that such Covered Executive will be bound by the terms and comply with the Policy. The Policy is binding on each Covered Executive whether or not the Covered Executive signs and/or returns any acknowledgment.
Administration of the Policy
The Compensation Committee has full authority to administer this Policy. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. In addition, if determined in the discretion of the Board, this Policy may be administered by the independent members of the Board or another independent committee thereof, in which case all references herein to the Compensation Committee shall be deemed references to the independent members of the Board or the other independent committee of the Board, as applicable. All determinations of the Compensation Committee and any other administrator of the Policy will be final and binding on all interested persons and will be given the maximum deference permitted by law.
Accounting Restatements Requiring Application of the Policy
If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”); then the Committee must determine the Excess Compensation, if any, that must be recovered. The Company’s obligation to recover Excess Compensation is not dependent on if or when restated financial statements are filed with the Securities and Exchange Commission.
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Compensation Covered by the Policy
The Policy applies to certain Incentive-Based Compensation (certain terms used in this Section are defined below) that is Received on or after October 2, 2023 (the “Effective Date”), during the Covered Period while the Company has a class of securities listed on a national securities exchange. Such Incentive-Based Compensation is considered “Clawback Eligible Incentive-Based Compensation” if the Incentive-Based Compensation is Received by a person after such person became a Section 16 Officer and the person served as a Section 16 Officer at any time during the performance period for the Incentive-Based Compensation. “Excess Compensation” means the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts. Excess Compensation must be computed without regard to any taxes paid and is referred to in the listings standards as “erroneously awarded compensation”.
To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide that documentation to the Exchange.
Defined Terms in this Policy
The capitalized terms in this Policy have the following meaning, unless clearly required otherwise by the context.
“Accounting Restatement Determination Date” means the earliest to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, Covered Period can include certain transition periods resulting from a change in the Company’s fiscal year.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned until the Company’s right to recover under the Policy has lapsed.
“Policy” means this Executive Officer Compensation Recovery (“Clawback”) Policy, as it may be amended from time to time.

Incentive-Based Compensation is “Received” under the Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of

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that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the Effective Date of this Policy.
Repayment of Excess Compensation
The Company will seek recovery of any Excess Compensation reasonably promptly and any affected Covered Executive is required to repay such Excess Compensation. Subject to applicable law, the Company may recover Excess Compensation by requiring the Covered Executive to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Compensation Committee determines to be appropriate (which determinations need not be identical as to each Covered Executive), including but not limited to:
(1)requiring reimbursement of cash Incentive-Based Compensation previously paid;
(2)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards (including, but not limited to, time-based vesting awards), without regard to whether such awards are Incentive-Based Compensation or vest based on the achievement of performance goals;
(3)offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Executive, including (but not limited to) payments of severance that might otherwise be due in connection with a Covered Executive’s termination of employment and without regard to whether such amounts are Incentive-Based Compensation;
(4)cancelling outstanding vested or unvested equity awards (including, but not limited to, time-based vesting awards), without regard to whether such awards are Incentive-Based Compensation; and/or
(5)taking any other remedial and recovery action permitted by law, as determined by the Committee.
The repayment of Excess Compensation must be made by a Covered Executive notwithstanding any Covered Executive’s belief (whether or not legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback.
In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce a Covered Executive’s obligations to the Company or to discipline a Covered Executive. Failure of a Covered Executive to comply with their obligations under the Policy may result in (without limitation) termination of that Covered Executive’s employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Committee and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company. For avoidance of doubt, any decisions of the Company or the Covered Executive’s employer to discipline a Covered Executive or terminate the employment of a Covered Executive are independent of determinations under this Policy. For example, if a Covered Executive was involved in activities that led to an Accounting Restatement, the Company’s decision as to whether to not to terminate such Covered Executive’s employment would be made under its employment arrangements with such Covered Executive and the requirement to apply this no-fault and non-discretionary clawback policy will not be determinative of whether any such termination is for cause, although failure to comply with the Policy might be something that could result in a termination for cause depending on the terms of such arrangements.

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Limited Exceptions to the Policy
The Company must recover the Excess Compensation in accordance with the Policy except to the limited extent that any of the conditions set forth below is met, and the Committee determines that recovery of the Excess Compensation would be impracticable:
(1)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or
(2)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.
Other Important Information in the Policy
This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer and any other applicable laws, regulatory requirements or rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation.
Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Covered Executive against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that the Company is required to recover Excess Compensation pursuant to the Policy from a Covered Executive who is no longer an employee, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement that individual may have signed.
The Committee or Board may review and modify the Policy from time to time.
If any provision of the Policy or the application of any such provision to any Covered Executive is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Covered Executive, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.
The Policy will terminate and no longer be enforceable when the Company ceases to be listed issuer within the meaning of Section 10D of the Exchange Act.

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EXECUTIVE OFFICER
COMPENSATION RECOVERY (“CLAWBACK”) POLICY

ACKNOWLEDGEMENT
•I acknowledge that I have received, read and understand the Informatica Inc. (the “Company”) Executive Officer Compensation Recovery (“Clawback”) Policy, as effective October 2, 2023 (the “Policy”).
•I agree that the Policy applies to me, and is binding on all of my beneficiaries, heirs, executors, administrators or other legal representatives, and that the Company’s right to recovery in order to comply with applicable law will apply, regardless of the terms of any release of claims or separation agreement I have signed or will sign in the future.
•I agree to be bound by and to comply with the Policy and understand that determinations of the Compensation Committee (as such term is used in the Policy) will be final and binding and will be given the maximum deference permitted by law.
•I agree that my current indemnification rights, whether in an individual agreement or the Company’s organizational documents, exclude the right to be indemnified for amounts required to be recovered under the Policy.
•I agree that my failure to comply in all respects with the Policy is a basis for termination of my employment with the Company and any affiliate of the Company as well as any other appropriate discipline.
•I understand that neither the Policy, nor the application of the Policy to me, provides a basis for resignation for good reason, constructive termination or any similar concept under any applicable employment agreement or arrangement.
•I understand that if I have questions concerning the meaning or application of the Policy, it is my responsibility to seek guidance from the Chief Legal Officer or my own personal advisers.
•I agree that neither this Acknowledgement nor the Policy is meant to constitute an employment contract.
Agreed and accepted:

Executive
(print name)
(signature)
(date)

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